Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

Dear Colleagues,

Greetings. It has been a little more than two weeks since we announced plans to combine the strengths of Kindred and RehabCare. We are working hard to ensure that this transition is as seamless as possible for everyone. I know there are many questions about what this transaction will mean for current RehabCare employees, so we have developed this newsletter as a forum for me to communicate updates and information as well as to answer your many questions.

By bringing together these two strongly-aligned organizations and our dedicated and compassionate teams of therapists, physicians, nurses and other caregivers, we will deliver on the promises of both companies to provide hope, promote recovery and help our patients regain their lives as we work to improve care coordination and return them home.

Before I take the opportunity to address some of the great questions that have already been posed, I want to thank you for your hard work and commitment. The attorneys asked me to remind everyone that until closing Kindred and RehabCare will continue to be competitors. From a legal and business perspective, it is critically important to maintain RehabCare’s business as completely independent from Kindred’s until the closing is complete.

Now, I’d like to respond to some of the questions that have been asked:

Will there be any changes to salary levels or benefits?

Your base pay will not be reduced and you will stay on your current benefit plans through the end of the year. You will have an opportunity this fall to participate in Kindred’s Open Enrollment for 2012.

(more detailed benefits information is provided on page 3)

We had heard that 200+ jobs in St. Louis & Houston were going to be eliminated. How does that translate to the field? Are we going to experience similar layoffs?

There will be no change in employees at the care delivery level—your patients and customers will receive uninterrupted service.

Will Kindred contact employees with an offer to stay?

Let me first repeat that there will be no change in employment for those providing care delivery, and 98% of RehabCare employees will be asked to stay with Kindred. Some non-caregiving employees will be offered continued employment prior to close on an individual basis. For those individuals who are not offered continued employment, Kindred will honor all severance agreements for those that stay through their transition date. The transition date is a date after the close until which an employee must continue working to successfully integrate Kindred and RehabCare. These dates will vary upon the individual job and will be communicated at a later date as we get further into the integration process.

Will employees retain current seniority at Kindred?

Yes, you will retain your current seniority. Kindred will honor your earliest date of employment with RehabCare or Triumph.

Will there be more details regarding benefits/401K prior to the enrollment period?

Yes. There will be no benefit changes in 2011, and you will have an opportunity this fall to participate in Kindred’s Open Enrollment for 2012. We know there are many questions about Kindred benefits and those will be best answered by our Human Resources team. As soon as the closing date is known, we will schedule benefits meetings to review and discuss the Kindred plans and to answer specific questions. We will be sure to tell you as soon as we have more information.

continued

Does Kindred have a 401(k) and will we be able to roll over our current RehabCare 401(K) into it?

Yes we offer a 401(k) and we anticipate that after the close of the transaction RehabCare employees will have the opportunity to roll over their current 401(k) into the Kindred plan.

How long will employees remain on the RehabCare paperwork?

There will be no change in paperwork or processes until the close date, which is anticipated to occur in June. After the close, you will transition over to the Kindred systems. Over the next several months we will be working hard to ensure that the transition is as smooth as possible, and provides no disruption from the care and rehabilitation you provide to your patients.

Will pay dates remain the same?

Pay dates are currently being evaluated and will be discussed in more detail as we get closer to the close.

Does Kindred have annual performance reviews with rate adjustments?

Kindred does perform annual employee evaluations in order to acknowledge areas where employees are doing well, to determine areas for improvement and to identify needed resources or training. An employee’s compensation may or may not be reviewed at the same time as the performance evaluation. Similar to RehabCare, merit increases will be based on performance.

What impact will there be on performance reviews and salary increases that are scheduled for Spring 2011?

It is business as usual for all RehabCare/Triumph employees until the transaction is complete and there will be no impact on activities until that time. After the two companies are combined, annual reviews will be conducted according to Kindred’s policies.

Will RehabCare employees retain banked paid time off?

Yes. Your paid days off (PDO) banks will be transferred to Kindred.

What will happen to the email system?

After the close of the transaction, all employees will be transitioned over to the Kindred email system.

Does Kindred have similar PCA funds and Develop U?

Kindred has many programs for continuing education and training, and specifics for these programs will be outlined in greater detail at a later date.

Will there be shared staff if there is a Kindred site close by?

It is Kindred’s intention to combine the strengths of both organizations and share the talents, expertise and best practices of our team. After the close, where appropriate there will be shared staff.

Will there be continued use of SMART/Casamba and iPods?

We have the highest regard for RehabCare’s IT innovations and use of hand-held technology and will be continuing their use after the close. As well, we believe that Kindred’s robust IT system will complement the technologies that RehabCare already has in place.

Does Kindred have a PatientPlus type program?

At this time Kindred does not have a program similar to RehabCare’s Patient Plus program, but the integration team will be reviewing and considering the Patient Plus program for the combined company.

We are committed to ensuring all of your questions are answered, so no matter how small of a question, please share it with Patti Williams (corporate) at pswilliams@rehabcare.com, Brock Hardaway (Triumph) at bhardaway@triumph-healthcare.com, Mary Pat Welc (HRS) at mpwelc@rehabcare.com, or Pat Henry (SRS) at pmhenry@rehabcare.com. We will be working on a great many issues over the course of the next several months, with the goal of making this transition as smooth as possible. Thank you for your support and continued patience as we move through this process. We will provide timely updates and answer all questions in upcoming “Combining Our Strengths,” so be sure to check it out.

Thanks for all you do!

Benjamin A. Breier
Chief Operating Officer

continued

Please feel free to print this out and post it on your bulletin board.

KINDRED BENEFITS

Our employees have a complete, competitive benefits program that offers flexibility and choice.

Your eligibility to participate in Kindred’s plans will be based on your date of hire with RehabCare (or Triumph).

We offer healthcare options administered by UnitedHealthcare or Anthem BC/BS (based on your location) as well as a Kaiser HMO in California. Patient advocacy, health management and employee assistance programs are provided at no additional cost to participants in any Kindred medical plan option.

MEDICAL	401(K)

Employees are eligible the first day of the month following one month of continuous full-time (30+ hours per week) or part-time (24+ hours per week) service. Spouse/domestic partner and children up to age 26 are also eligible.

Choice of UnitedHealthcare, Anthem BC/BS (based on location) and Kaiser HMO in California.

Employees are eligible the first day of the month following one month of full-time or part-time service.

Employee contributions between 1-30%. Contribution limits apply to certain highly-paid employees. Kindred provides a match if the Company meets certain financial targets.

EDUCATIONAL ASSISTANCE
DENTAL
Available to employees who have completed three months of continuous service.
Employees are eligible the first day of the month following
one month of continuous full-time or part-time service.	TIME OFF
Spouse/domestic partner and children up to age 26 are
also eligible. Choice of CIGNA High or Low PPO options. Other options may be available in some locations.

Paid Time Off (PTO) begins accruing the first day of the month following one month of continuous full-time or part-time service. Accruals vary based on division, hours worked, position and years of service.

LIFE
OTHER VOLUNTARY BENEFITS AVAILABLE
Employees are eligible the first day of the month
following one month of continuous full-time employment. One-time base pay rounded to the next higher $1,000. Fully paid by Company.

Supplemental Life Insurance

Healthcare and Dependent Care Flexible

Spending Accounts

Transit Benefit Plan

Long-Term Disability Buy-Up Plan

Legal Plan

Critical Illness Insurance

Whole Life Insurance

Accident Insurance

Vision Plan

DISABILITY

Full-time employees who have completed one year of continuous full-time service.

Disability coverage of 40% of pay for non-exempt employees, 60% of pay for exempt employees. Maximums apply. Fully paid by Company.

continued

Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/ prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.